UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 31, 2013

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q3 Results”, dated October 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 31, 2013	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA	T 44 (0) 207 401 7646 www.smith-nephew.com

Smith & Nephew Q3 Results

31 October 2013

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 28 September 2013.

	3 months* to			9 months to
	28 Sep 2013 $m	29 Sep 2012 $m	Underlying change** %	28 Sep 2013 $m	29 Sep 2012 $m	Underlying change** %
Revenue[1]	1,027	952	5	3,176	3,060	3
Trading profit[2]	222	207	10	695	693	4
Operating profit[2]	180	187		575	633
Trading profit margin (%)	21.6	21.7	(10)bps	21.9	22.6	(70)bps
EPSA (cents)[3,4]	17.1	16.4		53.6	53.5
EPS (cents)[4]	13.6	14.7		43.6	64.9

Divisional revenue[1]
Advanced Surgical Devices global	696	698	3	2,197	2,311	0
Advanced Wound Management global	331	254	12	979	749	11

*	Q3 2013 comprises 63 trading days (2012: 63 trading days)
**	Underlying change includes the like-for-like Healthpoint growth and excludes impacts of the Bioventus transaction and currency translation

Q3 Financial Highlights

•	Revenue of $1,027 million, up 5% on an underlying basis

•	Trading profit of $222 million, up 10% on an underlying basis, giving a trading profit margin of 21.6%

•	EPSA at 17.1 cents, up 4%

•	Improved performance in Hip and Knee Implants and continued strong growth from Advanced Wound Management and Sports Medicine Joint Repair

•	Emerging and International Markets delivered 20% revenue growth

•	$300 million share buy-back programme on-track with $151 million spent to date

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Smith & Nephew had a strong third quarter, delivering 5% growth in revenue and 10% growth in trading profit on an underlying basis. Our global performance in Hip and Knee Implants improved following successful new product introductions and increased investment. We generated 20% revenue growth across our Emerging and International Markets. Advanced Wound Management significantly outperformed its segment with another excellent quarter from Healthpoint Biotherapeutics, which we have now rebranded as Smith & Nephew.

“Our markets remain tough, but through implementing our strategic priorities we are meeting these challenges, investing where we see the greatest opportunities for growth, and successfully reshaping the Group for long-term success.”

News

Analyst conference call

An analyst conference call to discuss Smith & Nephew’s third quarter results will be held at 12.30pm GMT/8.30am EST today, Thursday 31 October. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q313. During the presentation a listen-only service will be available by calling +44(0)20 3427 1907 in the UK or +1212 444 0895 in the US (passcode 3655939). Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation, and inclusion of the comparative impact of acquisitions and exclusion of disposals. See note 3 to the interim financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the interim financial statements. The underlying growth in trading profit is the growth in trading profit after adjusting for the effects of currency translation, inclusion of the comparative impact of acquisitions and exclusion of disposals.

3	Adjusted earnings per ordinary share (“EPSA”) growth is our reported trend measure and is stated before acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles, profit on disposal of net assets held for sale and taxation thereon. See note 2 to the interim financial statements.

4	Earnings per share for the three month and nine month periods ended 29 September 2012 have been restated following the adoption of the revised IAS 19 Employee Benefits standard. As a result of the restatement, basic and adjusted basic earnings per share for the three months ended 29 September 2012 decreased by 0.3¢ and 0.2¢ respectively and for the nine month period ended 29 September 2012 decreased by 0.7¢ and 0.7¢ respectively. See note 1 to the interim financial statements.

5	All numbers given are for the quarter ended 28 September 2013 unless stated otherwise.

6	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Third Quarter Results

Smith & Nephew had a strong third quarter, delivering 5% growth in revenue and 10% growth in trading profit on an underlying basis. Our global performance in Hip and Knee Implants improved following successful new product introductions and increased investment. We generated 20% revenue growth across our Emerging and International Markets. Advanced Wound Management significantly outperformed its segment with another excellent quarter from Healthpoint Biotherapeutics, which we have now rebranded as Smith & Nephew.

Our revenue was $1,027 million in the quarter, up 5% on an underlying basis year-on-year (2012: $952 million). There was a 2% foreign exchange headwind in Q3.

Trading profit was $222 million, up 10% underlying on last year (2012: $207 million), giving a Group trading profit margin of 21.6% (2012: 21.7%).

We delivered 3% revenue growth across our Established Markets, with US revenue growth of 5% and our Other Established Markets up 2%. In the Emerging and International Markets we generated 20% revenue growth.

After the period end, we completed two previously announced acquisitions. In Turkey we have acquired assets relating to the distribution of our Advanced Surgical Devices portfolio, significantly strengthening our position in this fast growing market. In India we have acquired Adler Mediequip Private Limited and, with it, the brands and assets of Sushrut Surgicals Private Limited, a leader in mid-tier, orthopaedic trauma products. This gives Smith & Nephew an entry point to India’s fast growing trauma segment and a well-established platform to develop products for the mid-tier across the Emerging and International Markets.

The net interest income for the period was $1 million (2012: $2 million). The tax rate for the quarter, and estimated effective rate for the full year, was 29.8% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit of $154 million (2012: $147 million) is before these items and taxation thereon.

Adjusted earnings per share in the quarter grew 4% to 17.1¢ (85.5¢ per American Depositary Share, “ADS”), compared to 16.4¢ last year. Basic earnings per share was 13.6¢ (68.0¢ per ADS) (2012: 14.7¢).

Trading cash flow (defined as cash generated from operating activities less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $191 million in the quarter. The trading profit to cash conversion ratio of 86% (2012: 128%) reflects higher capital expenditure to support our growth plans and an increase in working capital.

In-line with our new capital allocation framework, announced on 2 May 2013, we have continued the $300 million share buy-back programme and had spent $151 million at the period end. The weighted average number of shares in issue during the quarter was 899 million.

The Group had $222 million net debt at the period end.

Advanced Surgical Devices global (“ASD”)

ASD delivered total revenue of $696 million in the quarter, up 3% underlying on the same period last year (2012: $698 million). Geographically, in our Established Markets revenue growth was flat. In our Emerging and International Markets ASD continues to perform strongly, increasing revenue by 24%. Like-for-like pricing pressure across our ASD markets was consistent with recent quarters.

Trading profit was $157 million (2012: $149 million). The trading profit margin of 22.5% (2012: 21.3%) was higher year-on-year as the benefits of our efficiency programmes came through strongly in the quarter, offsetting the impact of the US medical device excise tax and the cost of additional investments we have made.

Knee Implants revenue was up 2% and Hip Implants revenue up 3% in the quarter, much improved on both a sequential and year-on-year basis. The Q3 market growth rates were 4% for Knee Implants and 5% for Hip Implants.

This improved performance reflects the early successes of our new product launches and increased product marketing and education. We continue to be impacted by our relatively high exposure to the weak European market, our position in the product cycle and metal-on-metal headwinds.

In Knee Implants, sales of our JOURNEY¯ II BCS Knee, launched in the US in March, are building momentum. We also saw a good performance from core knees featuring our VERILAST¯ bearing surface, following the recent direct-to-consumer US TV advertising campaign.

In Hip Implants, our core products, excluding metal-on-metal, grew at 4% with the REDAPT¯, ANTHOLOGY¯ and R3¯ hip systems all having good quarters.

We are continuing to make additional investments in medical education to support our products. For instance, in November we are hosting what we believe will be the first large-scale company-led meeting to combine Arthroplasty and Arthroscopy. “Global Insights – The Future of Hip & Knee Surgery” will focus on techniques, innovation, evidence and healthcare economics.

Our Sports Medicine Joint Repair franchise performed strongly, with revenue growth of 7% in the quarter driven by our FAST-FIX¯ 360 Meniscal Repair System. We have a strong new product pipeline with multiple launches due over the next 12 months. Revenue growth in Arthroscopic Enabling Technologies was – 1%, consistent with previous quarters.

Our Trauma franchise grew revenue by 2%, in-line with the previous quarter. We continue to invest in our strategy to increase the specialisation of our sales channel in this segment. In the US additional dedicated trauma and extremities sales reps are completing their training and entering the field, and we have a number of new products nearing launch. We expect to see performance improving as these factors come to bear.

Advanced Wound Management global (“AWM”)

AWM continued to deliver strong underlying growth, with revenue up 12% to $331 million (2012: $254 million). The estimated market growth rate was 3%.

Trading profit was $65 million (2012: $58 million), with the trading profit margin of 19.9% continuing to reflect our investments in sales and R&D (2012: 22.9%).

We achieved 22% revenue growth in the US following another good quarter from Advanced Wound Bioactives. Revenue was up 6% across our Other Established Markets, with Europe a little stronger than in previous quarters driven by an improved performance in Germany, the Nordics and Iberia. Our Emerging and International Markets revenue grew 8%.

In Advanced Wound Care, revenue was up 2% to $207 million. This was driven by an encouraging performance from our ALLEVYN¯ foam range across the Established Markets.

In Advanced Wound Devices, we increased revenue by 11% to $52 million. The growth rate mainly reflects a strong comparator and price pressures, including competitive bidding.

In Advanced Wound Bioactives, we again exceeded our expectations, growing revenue by 55% to $72 million. This growth rate was against a weak comparator. SANTYL¯ had another strong quarter driven by our excellent commercial execution combined with additional sales reps entering the field, as well as some customer stocking. We completed the rebrand of Healthpoint Biotherapeutics to Smith & Nephew in the period. We continue to be pleased with the strong performance of this business and now expect that full year revenue growth will be above 40%.

Nine Months to 28 September 2013

For the nine month period, reported revenues were $3,176 million, up 3% on an underlying basis year-on-year (2012: $3,060 million).

Reported trading profit was $695 million (2012: $693 million) with the trading profit margin down 70 basis points at 21.9%, in-line with our expectations.

The net interest income was $3 million (2012: $nil). The tax charge of $176 million (2012: $298 million) is based upon an estimated effective rate for the full year of 29.8% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit before these items and taxation thereon was $484 million (2012: $479 million) and attributable profit was $394 million (2012: $581 million).

Adjusted earnings per share in the period was 53.6¢ (268.0¢ per ADS) (2012: 53.5¢). Reported basic earnings per share was 43.6¢ (218.0¢ per ADS) (2012: 64.9¢).

Trading cash flow was $596 million, compared with $741 million a year ago, a trading profit to cash conversion ratio of 86% (2012: 107%).

Outlook

Our full year outlook for the Group as a whole is unchanged.

Our markets remain tough, but through implementing our strategic priorities we are meeting these challenges, investing where we see the greatest opportunities for growth, and successfully reshaping the Group for long-term success.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has around 11,000 employees and a presence in more than 90 countries. Annual sales in 2012 were more than $4.1 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS

Unaudited Group Income Statement for the three months and nine months to 28 September 2013

3 Months 2012 $m	3 Months 2013 $m		Notes	9 Months 2013 $m	9 Months 2012 $m
952	1,027	Revenue	3	3,176	3,060
(244)	(260)	Cost of goods sold		(807)	(780)

708	767	Gross profit		2,369	2,280
(481)	(528)	Selling, general and administrative expenses		(1,625)	(1,522)
(40)	(59)	Research and development expenses		(169)	(125)

187	180	Operating profit	4	575	633
4	3	Interest receivable		10	7
(2)	(2)	Interest payable		(7)	(7)
(3)	(3)	Other finance costs		(7)	(9)
5	—	Share of (loss)/profit from associates		(1)	4
—	—	Profit on disposal of net assets held for sale		—	251

191	178	Profit before taxation		570	879
(59)	(56)	Taxation	8	(176)	(298)

132	122	Attributable profit (A)		394	581

		Earnings per share (A)	2
14.7¢	13.6¢	Basic		43.6¢	64.9¢
14.7¢	13.5¢	Diluted		43.4¢	64.6¢

Unaudited Group Statement of Comprehensive Income for the three months and nine months to 28 September 2013

3 Months 2012 $m	3 Months 2013 $m		9 Months 2013 $m	9 Months 2012 $m
132	122	Attributable profit (A)	394	581
		Other comprehensive income:
		Items that will not be reclassified to income statement
(42)	(26)	Actuarial losses on defined benefit pension plans	(1)	(57)
11	5	Taxation on other comprehensive income	(11)	20

(31)	(21)	Total items that will not be reclassified to income statement	(12)	(37)

		Items that may be reclassified subsequently to income statement
35	71	Exchange differences on translation of foreign operations	(22)	20
(5)	(3)	Net gains/(losses) on cash flow hedges	4	(7)

30	68	Total items that may be reclassified subsequently to income statement	(18)	13

(1)	47	Other comprehensive income for the period, net of tax	(30)	(24)

131	169	Total comprehensive income for the period (A)	364	557

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

Unaudited Group Balance Sheet as at 28 September 2013

31 Dec 2012 $m		Notes	28 Sep 2013 $m	29 Sep 2012 $m
	ASSETS
	Non-current assets
793	Property, plant and equipment		770	764
1,186	Goodwill		1,189	1,103
1,064	Intangible assets		1,021	400
2	Other financial assets		2	167
167	Loans to associates		175	—
116	Investment in associates		107	129
6	Retirement benefit assets		—	—
164	Deferred tax assets		134	146

3,498			3,398	2,709
	Current assets
901	Inventories		975	890
1,065	Trade and other receivables		1,058	953
178	Cash and cash equivalents	12	136	445

2,144			2,169	2,288

5,642	TOTAL ASSETS		5,567	4,997

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
193	Share capital		185	192
488	Share premium		522	467
—	Capital redemption reserve		9	—
(735)	Treasury shares		(351)	(746)
121	Other reserves		103	104
3,817	Retained earnings		3,443	3,625

3,884	Total equity		3,911	3,642

	Non-current liabilities
430	Long-term borrowings	12	289	16
266	Retirement benefit obligations		238	319
8	Other payables		—	8
63	Provisions		65	47
61	Deferred tax liabilities		35	57

828			627	447
	Current liabilities
38	Bank overdrafts and loans	12	69	53
656	Trade and other payables		752	646
59	Provisions		53	50
177	Current tax payable		155	159

930			1,029	908

1,758	Total liabilities		1,656	1,355

5,642	TOTAL EQUITY AND LIABILITIES		5,567	4,997

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and nine months to 28 September 2013

3 Months 2012 $m	3 Months 2013 $m		Notes	9 Months 2013 $m	9 Months 2012 $m
		Cash flows from operating activities
191	178	Profit before taxation		570	879
(2)	(1)	Net interest receivable		(3)	—
82	93	Depreciation and amortisation		275	240
(5)	—	Share of loss/(profit) from associates		1	(4)
—	—	Dividends received from associate		1	—
—	—	Profit on disposal of net assets held for sale		—	(251)
9	6	Share-based payment expense		23	29
35	(22)	Movement in working capital and provisions		(111)	(24)

310	254	Cash generated from operating activities (B)		756	869
—	(2)	Net interest paid		(5)	(3)
(58)	(53)	Income taxes paid		(205)	(216)

252	199	Net cash inflow from operating activities		546	650

		Cash flows from investing activities
—	—	Proceeds on disposal of net assets held for sale		—	103
—	—	Investment in associate		—	(10)
—	—	Cash received on disposal of associate		7	—
(57)	(74)	Capital expenditure		(215)	(187)

(57)	(74)	Net cash used in investing activities		(208)	(94)

195	125	Net cash inflow before financing activities		338	556

		Cash flows from financing activities
34	10	Proceeds from issue of ordinary share capital		35	55
—	—	Proceeds from own shares		1	—
—	(76)	Purchase of own shares		(156)	—
—	—	Equity dividends paid	9	(146)	(97)
(4)	(38)	Cash movements in borrowings		(122)	(258)
(8)	1	Settlement of currency swaps		2	(3)

22	(103)	Net cash (used in)/from financing activities		(386)	(303)

217	22	Net (decrease)/increase in cash and cash equivalents		(48)	253
196	92	Cash and cash equivalents at beginning of period		167	161
4	—	Exchange adjustments		(5)	3

417	114	Cash and cash equivalents at end of period (C)		114	417

B	Including cash outflows in the nine month period to 28 September 2013 of $39 million (2012 – $37 million) relating to restructuring and rationalisation costs and $16 million (2012 – $nil) to acquisition related costs. In the nine month period to 29 September 2012 cash outflows included a legal settlement of $22 million.

Including cash outflows in the three month period to 28 September 2013 of $8 million (2012 – $11 million) relating to restructuring and rationalisation costs and $3 million (2012 – $nil) to acquisition related costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $22 million (29 September 2012 – $28 million, 31 December 2012 – $11 million).

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the nine months to 28 September 2013

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve *	shares **	reserves ***	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2013 (audited)	193	488	—	(735)	121	3,817	3,884
Total comprehensive income (A)	—	—	—	—	(18)	382	364
Purchase of own shares	—	—	—	(156)	—	—	(156)
Equity dividends paid/accrued	—	—	—	—	—	(239)	(239)
Share-based payments recognised	—	—	—	—	—	23	23
Deferred taxation on share-based payments	—	—	—	—	—	(1)	(1)
Cost of shares transferred to beneficiaries	—	—	—	15	—	(14)	1
Cancellation of treasury shares	(9)	—	9	525	—	(525)	—
Issue of ordinary share capital	1	34	—	—	—	—	35

At 28 September 2013	185	522	9	(351)	103	3,443	3,911

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve *	shares **	reserves ***	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2012 (audited)	191	413	—	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	—	13	544	557
Equity dividends paid/accrued	—	—	—	—	—	(186)	(186)
Share-based payments recognised	—	—	—	—	—	29	29
Cost of shares transferred to beneficiaries	—	—	—	20	—	(20)	—
Issue of ordinary share capital	1	54	—	—	—	—	55

At 29 September 2012	192	467	—	(746)	104	3,625	3,642

*	The capital redemption reserve arose on the cancellation of treasury shares in 2013.

**	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

***	Other reserves comprise gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

NOTES

1.	Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, “Group” means the Company and all its subsidiaries. These condensed consolidated interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. Except as described below, the financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2012. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

From 1 January 2013, the Group adopted the revised IAS 19 Employee Benefits standard, which was endorsed by the EU in June 2012. The previous method of including the expected income from the plan assets at an estimated asset return is replaced by applying the discount rate used to calculate the net retirement benefit obligation. The change in accounting policy has been applied retrospectively but does not impact the net retirement benefit obligation or retained earnings as at the beginning or during the three month or nine month periods ended 29 September 2012. The income statement and statement of comprehensive income for the three month period and nine month period ended 29 September 2012 have been adjusted for the change in accounting policy. These adjustments have resulted in an increase of $2 million in other finance costs and an increase of $2 million in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the three month period ended 29 September 2012 and an increase of $6 million in other finance costs and an increase of $6 million in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the nine month period ended 29 September 2012. Due to the change in other finance costs, basic and diluted earnings per share for the three month period ended 29 September 2012 decreased by 0.3¢ and 0.2¢ respectively and for the nine month period ended 29 September 2012 decreased by 0.7¢ and 0.6¢ respectively.

The Group has also adopted the amendments to IAS 1 Presentation of Items of Other Comprehensive Income issued in 2011, resulting in a change to the presentation of items within other comprehensive income.

In addition, effective 1 January 2013, the Group has adopted the following amendments and IFRS, none of which had a material impact on the Group’s net results, net assets or disclosure. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement, along with consequential amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, and amendments to IFRS 7 Financial Instruments: Disclosures on Offsetting Financial Assets and Liabilities.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risks successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2012, which have been delivered to the Registrar of Companies.

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends.

EPSA and diluted EPSA have been calculated by dividing the adjusted attributable profit by the weighted average number of ordinary shares in issue and the diluted average number of ordinary shares respectively.

The weighted average number of ordinary shares for the three month period to 28 September 2013 was 899 million (2012 – 895 million) and nine month period to 28 September 2013 was 903 million (2012 – 895 million).

The diluted weighted average number of ordinary shares for the three month period to 28 September 2013 was 904 million (2012 – 900 million) and nine month period to 28 September 2013 was 908 million (2012 – 900 million).

3 Months 2012 $m	3 Months 2013 $m		Notes	9 Months 2013 $m	9 Months 2012 $m
191	178	Profit before tax		570	879
(59)	(56)	Taxation	8	(176)	(298)

132	122	Attributable profit		394	581
		Adjustments:
—	9	Acquisition related costs	6	19	—
10	11	Restructuring and rationalisation costs	7	36	30
10	22	Amortisation of acquisition intangibles		65	30
—	—	Profit on disposal of net assets held for sale		—	(251)

20	42	Excluded items		120	(191)

(5)	(10)	Taxation on excluded items		(30)	89

147	154	Adjusted attributable profit		484	479

211	220	Adjusted profit before tax		690	688
(64)	(66)	Adjusted taxation		(206)	(209)

147	154	Adjusted attributable profit		484	479

16.4¢	17.1¢	Adjusted earnings per share		53.6¢	53.5¢
16.3¢	17.0¢	Adjusted diluted earnings per share		53.3¢	53.2¢

Adjusted taxation of $206 million (2012 – $209 million) for the nine month period to 28 September 2013 is calculated at the full year effective rate of 29.8% (2012 – 30.2%).

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

3.	Revenue by segment for the three months and nine months to 28 September 2013 was as follows:

3 Months 2012 $m	3 Months 2013 $m		9 Months 2013 $m	9 Months 2012 $m	Underlying growth in revenue %
					3 Months	9 Months
		Revenue by business segment
698	696	Advanced Surgical Devices	2,197	2,311	3	—
254	331	Advanced Wound Management	979	749	12	11

952	1,027		3,176	3,060	5	3

		Revenue by geographic market
378	444	United States	1,359	1,236	5	4
460	449	Other Established Markets (D,E)	1,410	1,474	2	(1)
114	134	Emerging and International Markets	407	350	20	19

952	1,027		3,176	3,060	5	3

D	Other Established Markets comprises Europe, Australia, Japan, Canada and New Zealand.
E	Includes United Kingdom nine months revenue of $211 million (2012 – $214 million) and three months revenue of $71 million (2012 – $72 million).

Underlying revenue growth by business segment is calculated by comparing current year, constant currency actual results (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual results, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Constant currency exchange effect %	(Acquisition) /disposal effect %	Underlying growth in revenue %
9 Months
Advanced Surgical Devices	(5)	1	4	—
Advanced Wound Management	31	1	(21)	11

	4	1	(2)	3

3 Months
Advanced Surgical Devices	—	2	1	3
Advanced Wound Management	30	2	(20)	12

	8	2	(5)	5

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2012 $m	3 Months 2013 $m		Notes	9 Months 2013 $m	9 Months 2012 $m
187	180	Operating profit		575	633
—	9	Acquisition related costs	6	19	—
10	11	Restructuring and rationalisation costs	7	36	30
10	22	Amortisation of acquisition intangibles		65	30

207	222	Trading profit		695	693

Operating and trading profit by segment for the three months and nine months to 28 September 2013 were as follows:

		Operating profit by business segment
131	136	Advanced Surgical Devices	453	476
56	44	Advanced Wound Management	122	157

187	180		575	633

		Trading profit by business segment
149	157	Advanced Surgical Devices	511	528
58	65	Advanced Wound Management	184	165

207	222		695	693

5.	Total assets by business segment as at 28 September 2013 were as follows:

31 Dec 2012 $m		28 Sep 2013 $m	29 Sep 2012 $m
3,518	Advanced Surgical Devices	3,529	3,506
1,776	Advanced Wound Management	1,768	900

5,294	Operating assets by business segment	5,297	4,406
348	Unallocated corporate assets (F)	270	591

5,642	Total assets	5,567	4,997

F	Consisting of deferred tax assets, retirement benefit assets, cash and cash equivalents.

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

6.	Acquisition related costs of $19 million (2012 – $nil) were incurred in the nine month period to 28 September 2013, primarily related to the integration of the Healthpoint business.

The charge in the three month period ended 28 September 2013 was $9 million (2012 – $nil). These costs predominately relate to the integration of the Healthpoint business.

7.	Restructuring and rationalisation costs of $36 million (2012 – $30 million) were incurred in the nine month period to 28 September 2013. These relate mainly to people and contract termination costs associated with the structural efficiency programme announced in August 2011.

The costs in the three month period to 28 September 2013 were $11 million (2012 – $10 million). These relate mainly to people and contract termination costs associated with the structural efficiency programme announced in August 2011.

8.	Of the $176 million (2012 – $298 million) taxation charge for the nine month period to 28 September 2013, a total of $147 million (2012 – $282 million) relates to overseas taxation.

In March 2013, the UK Government announced that the UK tax rate for accounting periods starting on or after 1 April 2014 will be reduced to 21% and for accounting periods starting on or after 1 April 2015 will be reduced to 20%. The deferred tax arising from this change results in a credit to the effective tax rate for year ending on 31 December 2013.

9.	The 2012 final dividend totalling $146 million was paid on 8 May 2013. The first interim dividend of 2013 of 10.4 US cents per ordinary share was declared by the Board on 31 July 2013. This dividend was paid on 29 October 2013 to shareholders whose names appeared on the register at the close of business 11 October 2013. The sterling equivalent per ordinary share was set at 6.49 pence.

10.	On 2 May 2013, as part of the new capital allocation framework, the Group announced the start of a share buy-back programme to return $300 million of surplus capital to its shareholders. As at 28 September 2013, a total of 12.5 million ordinary shares had been purchased at a cost of $151 million.

11.	Since 28 September 2013, the Group completed the acquisition of certain assets and liabilities in respect of a Turkish business, which distributes products related to orthopaedic reconstruction, trauma, sports medicine and arthroscopic technologies. The acquisition is deemed to be a business combination within the scope of IFRS 3. The fair value of the consideration is expected to include a maximum of $27 million in cash (including contingent consideration in respect of an earn-out and other agreed milestones) and up to $36 million through the settlement of working capital commitments.

In addition, subsequent to 28 September 2013 the Group completed the acquisition of a business based in India primarily engaged in the manufacture and distribution of trauma products. The consideration paid and assets and liabilities acquired are not material to the Group’s operations.

Given these acquisitions were not completed until post quarter end, and control was not obtained until post quarter end, these businesses are not consolidated into these interim financial statements.

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

12.	Net (debt)/cash as at 28 September 2013 comprises:

	28 Sep 2013 $m	29 Sep 2012 $m
Cash and cash equivalents	136	445
Long-term borrowings	(289)	(16)
Bank overdrafts and loans due within one year	(69)	(53)
Currency swap assets	—	3

	(222)	379

The movements in the period were as follows:
Opening net debt as at 1 January	(288)	(138)
Cash flow before financing activities	338	556
Proceeds from issue of ordinary share capital	35	55
Proceeds from own shares	1	—
Purchase of own shares	(156)	—
Equity dividends paid	(146)	(97)
Exchange adjustments	(6)	3

Closing net (debt)/cash	(222)	379

SMITH & NEPHEW plc

2013 QUARTER THREE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and nine months ended 28 September 2013 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 12. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and nine months ended 28 September 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
London

30 October 2013